Mail Stop 4561

July 31, 2009

Christopher C. Froman
President and Chief Executive Officer
Pomeroy IT Solutions, Inc.
1020 Petersburg Road
Hebron, KY 41048

Re: Pomeroy IT Solutions, Inc.
Preliminary Transaction Statement on Schedule 13E-3
File No. 005-43896
Filed July 6, 2009

Preliminary Proxy Statement on Schedule 14A
File No. 000-20022
Filed July 6, 2009

Dear Mr. Froman:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1.   Please advise us as to what consideration you gave to including your chief executive officer and the other four members of Pomeroy IT Solutions' senior management as filing persons on Schedule 13E-3 on the basis that they may be affiliates engaged in the going private transaction. Refer to Question 201.05 of

the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Initiatives available at http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm. Please note that each filing person is required to comply with the filing, disclosure and dissemination requirements of Schedule 13E-3, including the fairness determination and recommendation requirements.

2.   We note the disclosure under various items of the Schedule 13E-3. Please note that as a "shell document," the Schedule 13E-3 must incorporate by reference the information contained in the proxy statement in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information disclosed under the items of the Schedule 13E-3 appears in the proxy statement and are incorporated by reference in the Schedule 13E-3.

3.   Please check the box on the cover to indicate that the Schedule 13E-3 is filed in connection with solicitation materials subject to Regulation 14A.

4.   We note your disclosure that neither the company nor any other filing person takes responsibility for the accuracy of any information not supplied by such filing person. As each of the filing persons is a signatory to the Schedule 13E-3, the language is inconsistent with the public disclosures otherwise made in the filing. Please revise to remove the apparent disclaimer that the filing parties do not bear responsibility, and thus are not subject to liability, for the disclosures made in the Schedule 13E-3 and proxy statement.

5.   We note that you have filed various materials after the signature page. Please revise to include each document as a separate exhibit and label accordingly. Refer to Item 1016 of Regulation M-A**.**

6.   Please file the voting agreement as an exhibit to the Schedule 13E-3. Refer to Item 1016(d) of Regulation M-A.

Schedule 14A

General

7.   Please revise the proxy statement so that the information in the Special Factors section appears immediately following the Q&A. Refer to Rule 13e-3(e)(1)(ii).

Notice of Special Meeting of Stockholders

8.   Please revise to state whether or not you board of directors has concluded that the transaction is fair to your unaffiliated shareholders, in addition to its recommendation to vote "FOR" the adoption of the merger agreement.

9.   We reference your disclosure indicating that shareholders may vote by telephone. We remind you that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

10.   We note a reference to a notice of internet availability. Please note that Rule 14a-16 is not available for proxy solicitations in connection with business combinations. Refer to Rule 14a-3(a)(3)(i) and SEC Release No. 34-55146A. Please revise or advise us.

Summary Term Sheet

Voting Agreement, page 5

11.   Please revise to disclose the number of votes committed to vote for the merger. Refer to Section II.F.2 of SEC Release 33-7760.

Questions and Answers about the Special Meeting and the Merger

What effects will the merger have on our company, page 9

12.   In an appropriate section under Special Factors, please revise to describe the effects of the transaction on the issuer, affiliates, and unaffiliated shareholders, including tax effects. Refer to Item 1013(d) of Regulation M-A. Please also include the effect of the Rule 13e-3 transaction on each filing person's interest in the net book value and net earnings of the subject company, both in terms of dollar amounts and percentages. Refer to Instruction 3 to Item 1013 of Regulation M-A.

13.   We note from Note 7 to the consolidated financial statements that you have federal and state net operating loss carryforwards. Disclose whether the surviving company will be able to utilize these net operating loss carryforwards. See Instruction 2 to Item 1013 of Regulation M-A.

What is the special committee? page 10

14.   Please disclose the names of the members of the special committee and briefly describe any limitations placed on the authority of the committee as well as any compensation received or to be received by the committee members.

Reasons for the Merger and Recommendation of the Special Committee and Board of Directors

Special Factors

Background to the Merger, page 18

15.   You state that your board of directors has periodically reviewed and assessed your company's business strategy, including considering whether it would be in best interests of stockholders for company to combine with or be acquired by another company. You state further that on April 13, 2007 the board adopted a resolution to create a special committee to review an indication of interests from Financial Partner A, and the possible participation of then Chief Executive Officer Stephen Pomeroy and Mr. David Pomeroy, to acquire your company, and investigate other opportunities. Please explain why the board and management undertook such activities at that time, as opposed to any other time. To the extent the intent by Flagg Street Partners LLP to engage in a proxy contest impacted your timing, please clarify.

16.   We note several references to "various strategic alternatives" contemplated by the board. You specifically identify four alternative business scenarios described on page 21 and note other means by which to deliver stockholder value without selling your company on page 33. Please expand your disclosure to further discuss the alternatives considered, including the benefits and risks associated with each, and the reasons why each was rejected in favor of the current transaction. See Item 1013(b) of Regulation M-A.

17.   Please explain in greater detail the reasons that the board of directors terminated your former Chief Executive Officer Stephen Pomeroy's employment on July 3, 2007. Disclose the relationship, if any, between the termination of Mr. S. Pomeroy on July 3 and the subsequent termination the following day of the services provided by Extension Advisors and the termination of discussions with Financial Partner B and Strategic Partner A regarding the potential acquisition of your company within a few days of each other immediately thereafter.

18.   You state on page 29 that the special committee retained Raymond James & Associates on August 23, 2008 to provide an additional fairness opinion in the event of a transaction. We note an additional reference to Raymond James on page 30 in connection with its process for rendering a fairness opinion though no further disclosure concerning Raymond James appears in the document. Please disclose whether you terminated your engagement of Raymond James and, if so, under what circumstances, or otherwise explain.

19.   Please further describe the "tax exposure" and "unclaimed property liabilities."

20.   You state that on May 18, 2009, after reviewing Houlihan Lokey's financial analysis regarding the merger, based on a proposed purchase price of $5.02 per share, the special committee recommended that the board approve the merger with Parent, MergerSub, and Mr. Pomeroy. We note that you have attached as Exhibit (c)(3) to the Schedule 13E-3 the discussion materials prepared by Houlihan Lokey and considered at the May 18, 2009 meeting. Please clarify whether Houlihan Lokey rendered a separate fairness opinion with respect to the per share purchase price of $5.02. In this regard, we note that the fairness opinion provided on June 20, 2009 relates only to the $6.00 per share purchase price.

21.   On June 18, 2009, Financial Partner B sent a letter to the chairman of your board, stating that its June 16, 2009 offer of $5.40 per share was superior to Mr. Pomeroy's June 17, 2009 offer of $6.00 per share, despite the lower offering price. Please discuss in greater detail the expanded reasons provided by Financial Partner B that it believed supported this assertion.

Reasons for the Merger and Recommendation of the Special Committee and Board of Directors, page 44

22.   Please delete the reference to "arm's-length negotiations" here and throughout your filing. References to arm's-length negotiations are inappropriate in a going-private transaction.

23.   We note the disclosure that your Board relied upon the financial analyses of Houlihan Lokey and opinion of Houlihan Lokey rendered to the special committee on June 20, 2009. If a filing person relied on the Item 1014(b) analysis of another, it must expressly adopt the conclusion and analyses of the party that performed the analysis in order to fulfill its disclosure obligation. If filing persons intend to adopt the analysis of your financial advisor, please specifically disclose this but note that a filing person cannot insulate itself from liability by relying upon another's analysis. See Item 1014(b) of Regulation M-A and Question and Answer Nos. 5 and 20 of Exchange Act Release No. 34-17719.

24.   All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed. Revise the discussion of the Special Committee and Board's fairness determination to address all of these factors or to explain why any particular valuation technique was not considered. To the extent the Board or the Special Committee is relying on the analysis of its financial advisor to satisfy any of its Item 1014 obligations, it must specifically adopt such analysis. Provide the same expanded disclosure as to each filing person on the Schedule 13E-3. See Instruction 2 to Item 1014 of Regulation M-A and Question and Answer No. 21 of Exchange Act Release No. 34-17719.

25.   See our last comment above. We note the disclosure on page 49 that your Board of Directors did not consider the liquidation value or the price paid for past purchases of your common stock between November 14, 2008 and May 15, 2009, as those were made at market prices that you no longer consider to reflect the value of your company. Your revised disclosure should be more specific about why these valuation methodologies were not considered in the context of this transaction. In addition, tell us the liquidation value of the company.

26.   Similarly, disclose whether the board, in formulating its recommendation, considered the net book value per share, which we note you disclose on page 103 to be $7.67 per share as of April 5, 2009, and tell us how the board deemed the transaction to be fair in light of this valuation.

Opinion of the Special Committee's Financial Advisor, page 49

27.   All materials prepared by Houlihan Lokey in connection with its fairness opinion and any materials prepared by Extension Advisors or Raymond James, including any draft fairness opinions provided to your board of directors and any summaries of presentations made to management generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and filed as an exhibit to the Schedule 13E-3. We note that you have already filed some of the materials prepared by Houlihan Lokey as exhibits to the Schedule 13E-3. Each presentation, discussion, or report held with or presented by Houlihan Lokey, Extension Advisors or Raymond James, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Revise to summarize each of these presentations, or advise us. For each analysis, please disclose the financial projections that formed the basis for the analysis and consider disclosing the results in tabular format to assist investors in interpreting the results.

28.   You disclose on page 52 that Houlihan Lokey's opinion was provided for use by the special committee, and may not be used for any other purpose without the prior written consent of Houlihan Lokey. Please disclose that Houlihan Lokey has consented to use of the opinion in this document.

29.   Please revise your proxy statement disclosure to clarify that shareholders have the right to rely on this opinion. In this regard, please also revise the disclaimer language in the Houlihan Lokey materials that state that the materials are provided "solely" for the Special Committee.

30.   We note your disclosure in the bulleted list on page 50 that Houlihan Lokey reviewed "information related to your historical, current, and future operations, financial condition and prospects," including financial projections, and

"conducted other financial studies, analyses and investigations" it deemed appropriate. Please note that any non-public information provided to Houlihan Lokey in performing its analysis should be summarized in the filing. Please also confirm that you have disclosed all projections and underlying assumptions of the company that were supplied to Houlihan Lokey that it used to formulate its opinion, including the specific assumptions and estimates outlined in Houlihan Lokey's fairness opinion and report, such as, for example, the estimates of EBITDA and EBIT for the company based on information provided by management.

31.   We note that you have described broadly the factors used to determine the comparable companies and comparable transactions used in your analysis. For each of the analyses, please tell us whether any additional companies or transactions fit within your criteria but were not analyzed, and if so, why not.

32.   Please provide additional detail surrounding the manner in which Houlihan Lokey arrived at its conclusions under the Discounted Cash Flow Analysis.

33.   Please explain your statement on page 58 that Houlihan Lokey and certain of its affiliates have in the past provided investment banking, financial advisory and other financial services to you, in light of your disclosure on page 57 that your special committee selected Houlihan Lokey based on the absence of any relationship between Houlihan Lokey and your company or its management prior to this engagement.

Purpose and Reasons for the Merger for Parent, MergerSub and Mr. Pomeroy, page 58

34.   Please expand the disclosure with respect to these filing persons to address all of the requirements of Item 1013 of Regulation M-A. Among other things, your disclosure should include a description of the alternatives considered to this transaction and should state the reasons why alternatives to the going-private transaction were rejected.

Position of Parent, MergerSub and Mr. Pomeroy as to the Fairness of the Merger, page 59

35.   We note your indication that the Parent, MergerSub, and Mr. Pomeroy filing persons did not undertake any independent evaluation of the fairness of the merger or engage a financial advisor for such purposes, but that they nevertheless believe that the merger is substantively and procedurally fair to the unaffiliated stockholders. In this respect, please note that all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be addressed for each filing person.

36.   We note your statement that you did not engage a financial advisor for the purpose of evaluating the fairness of the merger. Please clarify the role performed by Extension Advisors LLC, the financial advisor engaged by Mr. Pomeroy in January 2009. We note that this firm had previously served as financial advisor to Pomeroy IT Solutions, Inc. from February 12, 2007 to October 28, 2008.

Transactions in Common Stock, page 103

37.   We note you describe stock purchases by the issuer. Please disclose any stock purchases by any filing person during the past two years. Refer to Item 1002(f) of Regulation M-A.

Incorporation of Information by Reference, page 112

38.   We note that you have furnished your annual report for the fiscal year ended January 5, 2009, as well as your quarterly report for the fiscal quarter ended April 5, 2009, in Annex D-1 and D-2, respectively. We further note that you have incorporated by reference these reports as well as various current reports. As you know, information may only be incorporated by reference in the manner and to the extent permitted in the items to Schedule 14A. It does not appear that you are eligible to incorporate this information by reference pursuant to Item 14(c) of Schedule 14A. Please revise accordingly or advise.

        As appropriate, please amend your filing(s) in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

   •   the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions or concerns, please contact Kevin Dougherty at (202) 551-3271, or you may contact Peggy Kim, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3411. If you still require further assistance, please contact me at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile: (858) 847-4865
        John J. Hentrich, Esq.
        Sheppard, Mullin, Richter & Hampton LLP